SGOCO GROUP, LTD. ANNOUNCES FULL YEAR

2011 FINANCIAL RESULTS

--Achieved Record Annual Revenue--

BEIJING, CHINA, August 30, 2012 – SGOCO Group, Ltd. and its wholly-owned subsidiaries (“SGOCO” or the “Company”) (Nasdaq: SGOC), a company focused on product design and brand development in the Chinese flat panel display market, including LCD/LED monitors, TVs, and application specific products, today announced financial results for the fiscal year ended December 31, 2011.

SGOCO achieved record revenues for 2011. Revenues for the year ended December 31, 2011 grew $95.8 million, or 44%, to $313.1 million compared with $217.3 million for 2010. The growth in revenues came from the addition of several large customers as well as increased sales from existing customers. The Company had five customers in 2011 whose sales each exceeded $20 million, up from two customers in 2010 each with sales in excess of $20 million.

The majority of the Company’s revenue growth was derived from the China market. SGOCO’s China sales increased 48.5% to $276.3 million. In 2011, the Company established a subsidiary in the US to explore greater sales opportunities in North and South America.

Full year 2011 gross profit was $33.7 million, or 10.8% of revenue, compared with $32.7 million, or 15.0% in the prior year period. Margin compression occurred in both the Company’s branded and OEM business segments and was a result of increased competition and softening demand. The Company saw increased pricing pressure in the Chinese market that was partially in response to the general slowdown in the European monitor market. The lack of demand in Europe drove competitors to maintain unit volume by pushing product into the Chinese market resulting in lower unit prices. The Company’s results were further challenged in the second half of 2011 when severe flooding in Thailand created a shortage of computer components. This shortage negatively affected retail sales at Chinese stores specializing in custom-made computers where many of SGOCO’s monitors are sold.

Selling, general and administrative expenses for 2011 were $7.5 million, or 2.4% of total revenue compared with $7.1 million, or 3.3% of total revenue, from the prior year period. The majority of the increase came from selling expenses as sales commissions, transportation costs and customs duties were higher than 2010. The Company realized savings in general and administrative expenses in the fourth quarter as professional service fees associated with the Company’s 2010 Nasdaq listing did not recur.

Net income for 2011 declined 16.6% to $16.6 million, or $1.02 per diluted share, compared with $19.9 million, or $1.86 per diluted share, in the prior year period. A one-time $5.4 million provision related to the sale of the Company's manufacturing assets adversely impacted net income for 2011. Since certain earn-out milestones were met, shares held in escrow were no longer subject to forfeiture and thus diluted earnings per share was calculated using a weighted average number of ordinary shares outstanding of 16,288,242 for 2011 compared with 10,705,957 for 2010.

The Company’s sale of its manufacturing subsidiary, Honesty Group, in the 2011 fourth quarter for $76.0 million in total consideration eliminated SGOCO’s bank debt and resulted in a substantial improvement in the Company’s liquidity ratios. The Company’s current ratio rose to 7.6 on December 31, 2011, from 1.4 at the end of 2010. The Company’s debt-to-equity ratio dropped to 0.15 as of December 31, 2011 from 1.52 as of December 31, 2010. As of December 31, 2011 the outstanding balance of the payment owed to SGOCO for the sale of Honesty Group was $57.5 million. The consideration was paid in full by the end of May 2012.

Fourth Quarter 2011 Sale of Manufacturing Assets

In late 2011, to better compete in the flat panel display market, SGOCO sold its Honesty Group subsidiary which included the Company’s manufacturing assets. This sale marked the transition from a “heavy-asset” to a “light-asset” business model. This change benefits the Company financially, operationally, and strategically. From a financial perspective, the sale eliminated approximately $110 million in bank debt, leaving the Company largely debt free. Operationally, SGOCO is free to source from low cost producers that meet the Company’s rigorous manufacturing quality specifications. This added operational flexibility reduces the likelihood of production constraints and alleviates the pressure to accept low-margin OEM orders to absorb fixed costs. Strategically, the Company has adopted a business model similar to that of many leading technology companies. With the sale of its manufacturing assets, the Company has the ability to devote greater resources to the design of innovative products, the development of compelling brands, and the enhancement of its product distribution.

Comment from the CEO

Mr. Burnette Or, President and CEO of SGOCO commented, “We are pleased with our accomplishments over the past year. SGOCO continues to evolve its operating model so the majority of our R&D and brand building are handled internally while production is outsourced. This model helps ensure greater scalability and allows SGOCO to differentiate itself to current and future customers through enhanced product features and brand positioning.”

“As we transition to our new “light-asset” business model, we see increased competition in the Chinese market. In response to gross margin pressure in 2012, we plan to further expand and emphasize sales of our own-brand products and licensed brands over OEM sales. Gross margins on brands we control and license such as “SGOCO,” “POVIZON,” “No.10,” as well as “TCL” for monitors and “Founder” are typically five percentage points higher than the gross margins on OEM sales. Therefore, we intend to significantly reduce or eliminate OEM sales over the next two years.”

“In R&D, we have a number of exciting initiatives which can contribute significantly to our business in the coming one to two years. In addition to the normal development of monitor and TV products, SGOCO continues to promote and develop a line of higher-margin application specific products including e-boards, tablet computers, and advertising display units. Additionally we are developing application specific multimedia systems and services composed of display panel TVs with software control systems for sale to commercial customers that can produce recurring revenues. These products, which have a higher degree of software and hardware integration than SGOCO’s traditional products, are being developed for specialized use in schools, institutions and commercial enterprises. Our expanding sales team will work to secure contracts for these products.”

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on designing great products and promoting its own brands in the Chinese flat panel display market. Our main products are LCD/LED monitors, TVs, and other application specific products. Our target markets are China’s Tier 3 and Tier 4 cities where we compete by providing high quality products at competitive prices.

For more information about SGOCO, please visit our investor relations website http://www.sgocogroup.com. Product information can be found at http://www.sgoco.com.

Safe Harbor and Informational Statement

This press release contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple channel strategy and the reasonableness of the increases in notes payable, advances to suppliers and restricted cash. Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, requirements or changes adversely affecting the LCD and LED market in China; fluctuations in customer demand for LCD and LED products generally; our success in promoting our brand of LCD and LED products in China and elsewhere; our success in expanding our “SGOCO Image” model; our ability to maintain effective internal control over financial reporting; our success in manufacturing and distributing products under brands licensed from others; management of rapid growth; changes in government policy including policy regarding subsidies for purchase of consumer electronic products and local production of consumer goods in China; the fluctuations in sales of LCD and LED products in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; changing principles of generally accepted accounting principles; compliance with government regulations; legislation or regulatory environments; geopolitical events and other events and factors described in the “Key Information – Risk Factors" section in the Company's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on August 30, 2012. The Company assumes no obligation to update any of the information contained or referenced in this press release.

For investor and media inquiries, please contact:

SGOCO Group, Ltd. (China)	ICR, LLC
Bill Krolicki, VP of Finance	William Zima
Tel: +86-10-8587-0170 ext. 826	Phone: +86-10-6583-7511
Email: ir@sgoco.com
SGOCO Group Investor Relations Department
US: +1-646-328-2533

(Financial Tables on Following Pages)

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS

CURRENT ASSETS
Cash	$534,501	$23,493,805
Restricted cash	-	6,537,086
Accounts receivable, trade	19,680,682	55,985,013
Accounts receivable - related parties	-	49,559
Other receivables and prepayments	756,763	429,864
Consideration receivable from Sale of Honesty Group	57,477,790	-
Inventories	1,864,011	17,291,123
Advances to suppliers	4,609,506	23,312,312
Other current assets	60,548	46,615
Total current assets	84,983,801	127,145,377

PLANT AND EQUIPMENT, NET	217,586	16,886,297

OTHER ASSETS
Intangible assets, net	-	8,589,215

Total assets	$85,201,387	$152,620,889

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable, trade	$4,608,600	$31,958,430
Accrued liabilities	353,147	333,659
Bank overdraft	-	1,492,226
Notes payable	-	26,346,505
Short-term loan	-	18,302,453
Short-term loan - shareholder	208,958	2,545,439
Other payables	343,883	1,679,541
Customer deposits	153,436	3,278,269
Taxes payable	5,552,293	2,526,279
Put option derivative liability	-	2,000,000
Total current liabilities	11,220,317	90,462,801

OTHER LIABILITIES
Warrant derivative liability	92,966	1,530,569
Total other liabilities	92,966	1,530,569

Total liabilities	$11,313,283	$91,993,370

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil issued and outstanding as of December 31, 2011 and December 31, 2010	-	-
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 17,258,356 shares and 17,428,089 shares issued and outstanding as of December 31, 2011 and 2010, respectively	17,258	17,428
Paid-in-capital	24,555,415	24,182,003
Statutory reserves	54,031	3,560,838
Retained earnings	49,177,643	29,051,779
Accumulated other comprehensive income	83,757	3,815,471
Total shareholders' equity	73,888,104	60,627,519

Total liabilities and shareholders' equity	$85,201,387	$152,620,889

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

	2011	2010	2009
REVENUES:
Revenues	$313,135,771	$204,682,698	$61,672,603
Revenues - related parties	-	12,618,047	6,201,701
Total revenues	313,135,771	217,300,745	67,874,304

COST OF GOODS SOLD:
Cost of goods sold	279,398,945	174,315,969	53,006,818
Cost of goods sold - related parties	-	10,285,788	4,757,517
Total cost of goods sold	279,398,945	184,601,757	57,764,335

GROSS PROFIT	33,736,826	32,698,988	10,109,969

OPERATING EXPENSES:
Selling expenses	1,705,737	700,148	116,918
General and administrative expenses	5,778,875	6,443,314	889,481
Total operating expenses	7,484,612	7,143,462	1,006,399

INCOME FROM OPERATIONS	26,252,214	25,555,526	9,103,570

OTHER INCOME (EXPENSES):
Interest income	288,415	89,900	7,221
Interest expense	(2,074,034)	(1,021,066)	(841,613)
Other income (expense), net	(248,545)	(892,184)	(75,893)
Change in fair value of warrant derivative liability	925,445	(286,877)	-
Gain from disposal of subsidiaries	126,860	-	-
Total other expenses, net	(981,859)	(2,110,227)	(910,285)

INCOME BEFORE PROVISION FOR INCOME TAXES	25,270,355	23,445,299	8,193,285

PROVISION FOR INCOME TAXES	8,651,298	3,513,710	1,034,212
NET INCOME	16,619,057	19,931,589	7,159,073

OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustment	83,757	1,772,063	(16,864)
Realization of foreign currency translation gain relating to disposal of subsidiaries	(3,815,471)	-	-

COMPREHENSIVE INCOME	$12,887,343	$21,703,652	$7,142,209

EARNINGS PER SHARE:
Basic	$1.03	$2.13	$0.84
Diluted	$1.02	$1.86	$0.84

WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	16,086,598	9,354,186	8,500,000
Diluted	16,288,242	10,705,957	8,500,000

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$16,619,057	$19,931,589	$7,159,073
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	1,460,162	1,611,372	618,237
Bad debt provision	190,840	1,947,371	-
Change in fair value of warrant derivative liability	(925,445)	286,877	-
Gain from disposal of subsidiaries	(126,860)	-	-
Change in operating assets
Accounts receivables, trade	(19,428,249)	(37,509,713)	(14,767,985)
Accounts receivables - related parties	49,559	(48,318)	3,562,779
Other receivables and prepayments	(7,988,301)	(261,746)	6,967
Inventories	1,160,326	(12,813,671)	4,227,785
Advances to suppliers	(101,730,517)	(10,680,527)	(7,588,177)
Advances to suppliers-related party	-	9,027,294	1,853,952
Other current assets	(12,117)	258,319	29,895
Change in operating liabilities
Accounts payables, trade	31,772,095	27,638,400	1,407,351
Accrued liabilities	390,318	(130,264)	26,239
Other payables	9,789,100	(1,542,236)	3,067,883
Other payables - related parties	-	(235,178)	(7,299,039)
Customer deposits	5,544,248	2,734,645	457,480
Customer deposits - related parties	-	(337,797)	305,167
Taxes payable	5,007,684	1,603,892	927,234
Net cash (used in) provided by operating activities	(58,228,100)	1,480,309	(6,005,159)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of subsidiaries, net of cash disposed of $3,439,038	(2,226,038)	-	-
Purchase of equipment and construction-in-progress	(1,021,169)	(3,563,545)	(13,553,487)
Purchase of intangible assets	(1,545)	(6,419)	(5,972,103)
Proceeds from the disposal of plant and equipment and intangible assets	2,354	-	-
Cash received from legal acquirer	-	5,913	-
Net cash used in investing activities	(3,246,398)	(3,564,051)	(19,525,590)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in restricted cash	(19,412,627)	(730,855)	(5,414,494)
Proceeds from bank overdrafts	7,304,321	10,349,643	5,061,259
Payments on bank overdrafts	(7,538,559)	(9,618,228)	(4,344,137)
Notes payables	40,898,856	6,824,463	13,695,975
Proceeds from government	-	1,163,426	3,372,030
Proceeds from short-term loan	102,257,686	30,511,770	50,174,196
Payments on short-term loan	(81,516,378)	(32,055,846)	(34,620,488)
Shareholder contribution	-	366,780	3,080,000
Proceeds from shareholder loan	-	2,545,439	-
Payments on shareholder loan	(2,336,481)	-	-
Proceeds from recapitalization	-	5,388,083	-
Payments of recapitalization cost	-	(666,468)	-
Repayments on shareholder promissory notes	-	(100,000)	-
Proceeds from shares issuance	-	5,594,543	-
Payments of financing costs	-	(300,148)	-
Payments on repurchase of shares pursuant to Put Option	(2,000,000)	-	-
Payments on repurchase of warrants	(512,158)	-	-
Shares issued for exercise of over allotment related to secondary offering	373,242	-	-
Net cash provided by financing activities	37,517,902	19,272,602	31,004,341

EFFECT OF EXCHANGE RATE ON CASH	997,292	496,932	(18,148)

(DECREASE) INCREASE IN CASH	(22,959,304)	17,685,792	5,455,444

CASH, beginning of year	23,493,805	5,808,013	352,569

CASH, end of year	$534,501	$23,493,805	$5,808,013

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$2,074,034	$1,021,066	$841,613
Cash paid for income taxes	$4,051,393	$1,986,106	$106,977

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Settlement of consideration receivable – received in finished goods	$8,925,001	$-	$-
Settlement of consideration receivable offset against
- Purchase deposits to Honesty Group	$(1,771,815)	$-	$-
- Payable to Honesty Group	$10,156,024	$-	$-
Consideration receivable from the Sale of Honesty Group	$57,477,790	$-	$-

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